Bradford & Bingley

RECEIVED

2006 MAY 25 P 2:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

06013769

Tel. 01274 806106

19 May 2006

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED

MAY 31 2006

THOMSON FINANCIAL

5/31

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F427 (02/2005)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

Notification relates to iii) Both i) and ii)

3) Name of person discharging managerial responsibility/director.
Robert Dickie

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Robert Dickie

8) State the nature of the transaction.
Exercise of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
4,223 - as a result of sharesave option exercise

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
2.2374 pence per share

14) Date and place of transaction.
2 May 2006. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
2 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............2 May 2006

Bradford & Bingley plc

Annual General Meeting 25 April 2006 - Special Business

Two copies of one resolution designated as Special Business and approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 25 April 2006, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
9 May 2006

16 May 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**May 2006**	**April 2006**
Outstanding current balance of mortgages	£4,538,271,922	£1,633,171,841
Number of mortgages	56,513	32,621
Average loan balance	£80,305	£50,096
Weighted average current LTV	60.8%	46.2%
Arrears:		
1 month +	1.38%	0.51%
3 months +	0.01%	0.02%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of subsidiary companies engaged in investment management.
Barclays Bank Trust Company Ltd
Barclays Life Assurance Co Ltd
Gerrard Ltd
Barclays Global Investors Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors, N.A.
Barclays Private Bank and Trust Ltd
Barclays Global Investors Japan Ltd
Barclays Capital Securities Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name	A/C designation	Number of shares
Bank of Ireland	426353	326,771
Barclays Capital Nominees Ltd		732,484
Barclays Trust Co & Others		2,000
BARCLAYS TRUST CO AS EXEC/ADM		375
Barclays Trust Co R69		2,817
BOISS NOMINEES LTD	4224361	383,916
CHASE NOMINEES LTD	16376	311,385
CHASE NOMINEES LTD	20947	11,636,283
CHASE NOMINEES LTD	21359	377,924
CHASE NOMINEES LTD	28270	525,278
Clydesdale Nominees HGB0125	686408	10,930
Clydesdale Nominees HGB0125	703310	2,000
Gerrard Nominees Limited	608459	700
Gerrard Nominees Limited	659481	1,500
Gerrard Nominees Limited	660632	1,600

Greig Middleton Nominees Limited (GM1)		319,748
JP MORGAN (BGI CUSTODY)	16331	166,024
JP MORGAN (BGI CUSTODY)	16338	38,001
JP MORGAN (BGI CUSTODY)	16341	1,095,004
JP MORGAN (BGI CUSTODY)	16342	80,137
JP MORGAN (BGI CUSTODY)	16344	239,070
JP MORGAN (BGI CUSTODY)	16345	411,161
JP MORGAN (BGI CUSTODY)	16400	5,695,619
JP MORGAN (BGI CUSTODY)	18409	504,747
JP Morgan Chase Bank		1,177,876
R C Greig Nominees Limited		696,670
R C Greig Nominees Limited a/c AK1		228,696
R C Greig Nominees Limited a/c BL1		56,120
R C Greig Nominees Limited a/c CM1		52,225
R C Greig Nominees Limited GP1		95,929
R C Greig Nominees Limited SA1		106,736
State Street Bank & Trust - WI		78,583
		25,358,309

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,905,907

8. Percentage of issued class

0.62%

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

18 May 2006

Se18050601

12. Total holding following this notification

25,358,309

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

18 May 2006